1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC June 2006 Sales Report
Hsinchu, Taiwan, R.O.C. — July 10, 2006 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for June 2006: on an unconsolidated basis, sales were NT$27,295 million, an increase of 2.0 percent over May 2006 and an increase of 35.8 percent over June 2005; revenues for January through June 2006 totaled NT$158,521 million, an increase of 38.8 percent over the same period in 2005.
On a consolidated basis, net sales for June 2006 were NT$27,647 million, an increase of 1.9 percent over May 2006; revenues for January through June 2006 totaled NT$160,010 million.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2006*	2005	Increase (Decrease) %
June	27,295	20,105	35.8
January through June	158,521	114,169	38.8
* Year 2006 figures have not been audited.
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
July 10, 2006
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of June 2006.
1) Sales volume (in NT$ thousand)

Period	Items	2006	2005
June.	Net sales	27,294,797	20,105,150
Jan.-June.	Net sales	158,520,691	114,169,434
2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	June.	Bal. as of period end
TSMC	95,586,606	—	—
TSMC’s subsidiaries	32,009,175	(1,120,665)	—
3) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	June.		Bal. as of period end
TSMC	119,483,257	22,800	*	1,943,940
TSMC’s subsidiaries	N/A	—		—
TSMC endorses for subsidiaries		22,800	*	1,943,940
TSMC’s subsidiaries endorse for TSMC		—		—
TSMC endorses for PRC companies		—		—
TSMC’s subsidiaries endorse for PRC companies		—		—
* The deviation was due to the fluctuation in currency exchange rate.
4) Financial derivative transactions (in NT$ thousand)
Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	731,700	73,076,310	—	—
	Mark to Market Profit/Loss	(8,265)	(269,187)	—	—
Expired Contracts	Notional Amount	9,829,118	210,840,466	639,620	639,620
	Realized Profit/Loss	54,755	412,612	—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: July 10, 2006	By:	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer